                                  UNITED STATES
                        SECURITIES & EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                               (Amendment No. 4)*

                        Worldtalk Communications Corp.**
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                                (Name of Issuer)

                                  COMMON STOCK
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                         (Title of Class of Securities)

                                    98155G101
                             ----------------------
                                 (CUSIP Number)

                                December 31, 2000
                                -----------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

             / / Rule 13d-1(b)
             / / Rule 13d-1(c)
             /X/ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

** Worldtalk Communications Corp. merged with Tumbleweed Communications Corp. effective as of January 31, 2000
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CUSIP No. 98155G101              13G                                Page 2 of 6


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1       NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
        (ENTITIES ONLY)

        BESSEMER VENTURE PARTNERS III L.P. ("BESSEMER")
        11-3197697
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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) /X/

                                                                   (b) / /
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3       SEC USE ONLY
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4       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
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                                5     SOLE VOTING POWER
                                      -0- shs.
                                -----------------------------------------------
             Number of          6     SHARED VOTING POWER
              Shares                  -0- shs.*
           Beneficially         -----------------------------------------------
             Owned By           7     SOLE DISPOSITIVE POWER
               Each                   -0- shs.
             Reporting          -----------------------------------------------
              Person            8     SHARED DISPOSITIVE POWER
               With                   -0- shs.*
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9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        -0- shs.*

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10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                        / /
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11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        -0-%

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12      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        PN

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 98155G101              13G                                Page 3 of 6


-------------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        DEER III & CO. LLC ("Deer")*
        11-3197696
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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                    (a) /X/

                                                                    (b) / /
-------------------------------------------------------------------------------
3       SEC USE ONLY
-------------------------------------------------------------------------------
4       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
-------------------------------------------------------------------------------
                               5     SOLE VOTING POWER
                                     -0- shs.
                               -----------------------------------------------
            Number of          6     SHARED VOTING POWER
             Shares                  -0- shs.**
          Beneficially         -----------------------------------------------
            Owned By           7     SOLE DISPOSITIVE POWER
              Each                   -0- shs.
            Reporting          -----------------------------------------------
             Person            8     SHARED DISPOSITIVE POWER
              With                   -0- shs.**
-------------------------------------------------------------------------------

9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        -0- shs.
-------------------------------------------------------------------------------
10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                          / /
-------------------------------------------------------------------------------
11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        -0-%
-------------------------------------------------------------------------------
12      TYPE OF REPORTING PERSON*

        PN
-------------------------------------------------------------------------------

*The shares reported on this page are the same as those reported on page 2, as Deer is the General Partner of Bessemer.

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 98155G101              13G                                Page 4 of 6

ITEM 1.

(a)     Name of Issuer:

                               Worldtalk Communications Corp.

(b)     Address of Issuer's Principal Executive Offices:

                               5155 Old Ironsides Drive 700 Saginaw Drive
                               Santa Clara, California 95054

ITEM 2.

        (a), (b) and (c) Name of Person Filing, Address of Principal Business Office and Citizenship:


                  This statement is filed by Bessemer Venture Partners III L.P. ("Bessemer"), a Delaware limited partnership having its principal office at 1400 Old Country Road, Suite 407, Westbury, New York, 11590. Bessemer's principal business is making venture capital investments for its own account and is carried on at its principal office.

                  This statement is also filed by Deer III & Co. LLC, a Delaware limited liability company whose members are Neill H. Brownstein*, Robert H. Buescher, William T. Burgin, G. Felda Hardymon, Christopher Gabrieli, Michael O. Barach**, and David J. Cowan, who are all United States citizens. Deer III & Co. LLC is the General Partner of Bessemer and has its principal office at the same address as Bessemer. Deer III & Co. LLC's principal business is making venture capital investments for the account of Bessemer and is carried on at its principal office, at 535 Middlefield Road, Suite 245, Menlo Park, California 94025 and at 83 Walnut Street, Wellesley Hills, Massachusetts 02181-2101. Mr. Cowan's principal business address is the Menlo Park address. Mr. Buescher's principal business address is the Westbury address. The other members' principal business address is the Wellesley Hills address.

*As of January 1, 1995 Mr. Brownstein became a special member of Deer III & Co. LLC with no power to participate in the management of its affairs.
**As of August 1, 1996, Mr. Barach became a special member of Deer III & Co. LLC with no power to participate in the management of its affairs.

(d)     Title of Class of Securities:

                               Common Stock

(e)     CUSIP Number:

                               98155 G 10 1

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR
        (c), CHECK WHETHER THE PERSON FILING IS A:
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CUSIP No. 98155G101              13G                                Page 5 of 6


           Not applicable.

ITEM 4.    OWNERSHIP.

           Items 5 through 9 of Pages 2 through 3 of this Statement incorporated herein by reference.

ITEM 5.    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

           If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following /X/.

ITEM 6.    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

           Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

           Not applicable

ITEM 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

           See the answer to Item 2(a), (b) and (c).

ITEM 9.    NOTICE OF DISSOLUTION OF GROUP.

           Not applicable.

ITEM 10.   CERTIFICATION.

           Not applicable.
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CUSIP No. 98155G101              13G                                Page 6 of 6

                                    SIGNATURE

           After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


                                      February 14, 2001
                                     ___________________________________
                                              Date


                                     BESSEMER VENTURE PARTNERS III L.P.

                                     By: Deer III & Co. LLC, General Partner

                                     By: /s/ Robert H. Buescher
                                         ---------------------------------
                                             Robert H. Buescher, Manager

                                     DEER III & Co. LLC

                                     By: /s/ Robert H. Buescher
                                         ---------------------------------
                                             Robert H. Buescher, Manager